                                                      Filer: The AES Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 001-12291

                                                     Subject Company: Gener S.A.
                                                   Commission File No: 001-13210

These materials contain forward-looking statements concerning the financial condition, results of operations and business of AES following the consummation of its proposed acquisition of Gener and the anticipated financial and other benefits of such proposed acquisition. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would", or similar expressions. These forward looking statements are not guarantees of future performances and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere. For a description of certain of these risks please refer to AES's and Gener's filings with the SEC.

                                    * * * * *

These materials are for informational purposes only. It is not an offer to buy or a solicitation of an offer to sell any shares of AES common stock. The solicitation of offers to buy Gener common stock will only be made pursuant to a prospectus and related materials that AES expects to send to Gener shareholders.
These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                    * * * * *

AES intends to file a Tender Offer Statement and an Exchange Offer Registration
Statement with the Securities and Exchange Commission as soon as practicable. We urge investors and security holders of Gener to read carefully the U.S. exchange offer regarding the proposed transaction when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the U.S. exchange offer when it is available and other documents filed by AES and Gener with the Securities and Exchange
Commission at the Securities and Exchange Commission's Web site at www.sec.gov.
The U.S. exchange offer and these other documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1-800-755-3105.

                                    * * * * *

For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site.
Those who subscribe to this list will receive updates when AES issues a press release.

                                    * * * * *

This document is being filed pursuant to Rule 425 under the Securities Act of
1933.

                                       2

Tender Offer
for Gener Shares

November 2000

  Introduction
  The AES Corporation
  Tender Offer
  Conclusion

  Introduction

    AES is pleased to present tender offers to all shareholders of Gener
    AES believes its offers are better for shareholders than the TotalFinaElf proposal
    Copec, Gener’s largest shareholder, has stated that it intends to tender all its shares pursuant to the Chilean offer
    We urge you to vote for the elimination of the 20% limit and against the TotalFinaElf offer at the November 28 meeting

  2

    Introduction
    The AES Corporation
    Tender Offer
    Conclusion

  AES is the leading global power company

    AES is the largest global power company:
      17 MM distribution customers worldwide
      137 generation plants with over 49,000 MW capacity
      Operations in 28 countries throughout Latin America, U.S., Europe and Asia
      56,000 AES people worldwide
      US$ 28 billion market cap
    Mission: Serve the world’s need for electricity
    Guiding principles: Fairness, fun, integrity and social responsibility
    Proven track record

  4

  AES’s presence in Latin America

- 15,000 MW capacity
- 15.7 MM clients

Santo Domingo
Caracas
San Salvador
Belo Horizonte
Rio de Janeiro
Sao Paulo
Porto Alegre
Buenos Aires

Important cities
Operating plant
Plant under construction
Distribution utility
Office

5

  Consistent and strong financial performance

Total Assets
(US$ billion)

CAGR = 71%
$2.3
$3.6
$8.9
$10.8
$20.2
1995
1996
1997
1998
1999

Revenues
(US$ billion)

CAGR = 48%
$0.7
$0.8
$1.4
$2.4
$3.3
1995
1996
1997
1998
1999

Diluted EPS

CAGR = 29%
$0.35
$0.40
$0.56
$0.84
$0.96
1995
1996
1997
1998
1999

6

  AES stock performance

    AES trades an average of 2.3 MM shares daily or approximately US$ 140 MM
    Included in the S&P 500, and recently added to the Dow Jones Utility Average, which should further enhance liquidity

      AES is experienced in closing transactions for benefit of shareholders

        IPALCO (U.S. utility) US$ 2,200 MM stock for stock
        transaction *
        DRAX (3,960 MW UK power station) US$ 1,000 MM bond refinancing
        Alicura (1,000 MW Argentine hydro) US$ 205 MM purchase
        Mohave Bid to acquire 1,580 MW coal-fired plant for US$ 667 MM *
        NIGEN (640 MW) acquired control from Tractebel for US$ 82 MM
        Puerto Rico (454 MW) completed US$ 815 MM financing
        EDC (Venezuelan utility) US$ 1,600 MM purchase

      * Denotes pending transaction

      8

        Introduction
        The AES Corporation
        Tender Offer
        Conclusion

      Summary of offers’ terms

      10

      Chilean offer

        Open to all shareholders of Gener
        Tender for 61.6% of total outstanding shares, equivalent to 75% of shares outstanding, excluding shares represented by ADSs
        Purchase price payable in cash, in Ch$ equivalent to US$ 0.235294118 per share, at the average observed exchange rate of the 10 days prior to the expiration date of the Chilean offer
        Proration if tendered shares in Chile exceed 3,466.6 MM shares
        Offer subject, among other conditions, to:
          the tender of at least a majority of outstanding shares
          the amendment of the bylaws to eliminate the 20% ownership restriction the rejection of the TotalFinaElf proposal in the November 28 shareholders’ meeting the receipt of sufficient funds to purchase shares in the Chilean offer
        Tender through a Remate on the Santiago Stock Exchange

      11

      US offer

        Offer open to all holders of ADSs
        ADS holders will be able to tender their shares for AES stock
        ADS holders will be paid the same price as holders of shares
        The US offer will be subject, among other conditions, to the closing of the Chilean offer
        The US offer is expected to close the next business day following the Remate

        12

        All shareholders must vote

          In order for the AES tender to succeed, shareholders must vote in favor of the bylaw amendment and against the TotalFinaElf proposal
          The TotalFinaElf proposal requires only simple majority of a quorum of 51%. It is vital that you attend the meeting and vote your shares against this proposal
          The bylaw amendment requires the approval of 75% of the outstanding shares. Your vote is very important.

        13

        Offer by AES vs. proposal by TotalFinaElf

        14

        Bid vs. historic Gener price

        Offer price represents a 40% premium over the last 10-day closing price average before announcement

        Gener price evolution

IPSA has outperformed Gener in the last 2 years

Gener vs. IPSA
(last 2 years)
170
160
150
140
130
120
110
100
90
80
70
Gener
IPSA
Nov-98
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00

Source: Santiago Stock Exchange

16

        Flow to Gener shareholders

Annualized Earnings per Share
(Ch$)

Real Ch$ / Share
20
18
16
14
12
10
8
6
4
2
0
CAGR = - 41%
Mar-97
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00

Annualized Dividends per Share
(Ch$)

Real Ch$ / Share
10
9
8
7
6
5
4
3
2
1
0
CAGR = - 24%
Mar-97
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00

Source: FECU

17

        Financial performance of Gener

        Gener has not performed well over the last few years and thus has not created sufficient shareholder value

        Analysts’ recommendations

Analyst	Date	Recommendation
SSB	Oct 2000	Underperform
DB	Sep 2000	Market perform
DLJ	Aug 2000	Market perform
FIT	Aug 2000	Sell
BSCH	May 2000	Underperform
WDR	Jan 2000	Sell
Larraín Vial	Jan 2000	Underperform

        Source: Analysts’ reports

        19

          Introduction
          The AES Corporation
          Tender Offer
          Conclusion

        Conclusion

          AES offers all shareholders the opportunity to realize a control premium for their Gener shares
          In order for the transaction to succeed, shareholders must vote FOR the elimination of the 20% ownership restriction limit and AGAINST the TotalFinaElf proposal

        21

        Tender Offer
        for Gener Shares

        November 2000

        Oferta de Adquisición de Acciones de Gener

        Noviembre de 2000

        1.    Introducción

        2.    The AES Corporation

        3.    Oferta de Adquisición de Acciones

        4.    Conclusión

        Introducción

          AES tiene el agrado de presentar a los accionistas de Gener, ofertas de adquisición de acciones en Chile y EE.UU.
          AES estima que sus ofertas son más convenientes para los intereses de los accionistas que la proposición de TotalFinaElf
          Copec S.A., el mayor accionista de Gener, ha confirmado su intención de ofrecer en venta todas sus acciones en la oferta en Chile
          Se necesita su voto a favor de la eliminación del límite de concentración de 20%, y en contra de la proposición de TotalFinaElf en la junta del 28 de noviembre

        1.    Introducción

        2.    The AES Corporation

        3.    Oferta de Adquisición de Acciones

        4.    Conclusión

        AES es una empresa líder de energía global en el mundo

        AES es la mayor empresa de energía eléctrica independiente en el mundo:

        17 millones de clientes de distribución en el mundo

        137 plantas generadoras con más de 49.000 MW de capacidad

        Operaciones en 28 países de Latinoamérica, EE.UU., Europa y Asia

        56.000 personas en el mundo

        Capitalización Bursátil: US$28.000 millones

        Misión: Atender las necesidades de electricidad del mundo

        Principios corporativos: equidad, diversión, integridad y responsabilidad social

        Trayectoria probada

        AES en Latinoamérica

Santo Domingo
Caracas
San Salvador
Belo Horizonte
Rio de Janeiro
Sao Paulo
Porto Alegre
Buenos Aires

- 15.000 MW de capacidad
- 15,7 MM de clientes

- Ciudades más importantes
- Planta en operación
- Planta en construcción
- Compañía de distribución
- Oficina

5

        Desempeño financiero exitoso y consistente

Activos Totales (US$ billones)

CAGR = 71%
$2.3
$3.6
$8.9
$10.8
$20.2
1995
1996
1997
1998
1999

Ingresos por Venta (US$ billones)

CAGR = 48%
$0.7
$0.8
$1.4
$2.4
$3.3
1995
1996
1997
1998
1999

Utilidad por Acción

CAGR = 29%
$0.35
$0.40
$0.56
$0.84
$0.96
1995
1996
1997
1998
1999

6

        Desempeño de la acción de AES

        El volumen promedio de transacciones de AES es de 2.3 millones de acciones diarios, o un equivalente a US$ 140 millones aproximadamente

        Está incluida en el S&P 500 y recientemente se ha incorporado en el índice Dow Jones Utility Average, lo que debería aumentar su liquidez

        Experiencia en ejecutar transacciones beneficiosas para los accionistas

        1.    Introducción

        2.    The AES Corporation

        3.    Oferta de Adquisición de Acciones

        4.    Conclusión

        Términos generales de las ofertas

Oferta	Chile	EE.UU.
Tipo	en efectivo	canje de acciones
Acciones (MM)	hasta 3,466.6	todos los ADSs
% del mercado	75%	Todos
Precio	US$ 0,235294118 / acción	US$ 16/ ADS
Monto	US$ 816 MM	US$ 237 MM
Agente Comprador	Deutsche Securities C. de B.	DB Alex Brown

        Oferta en Chile

        Abierta a todos los accionistas de Gener

        Oferta por 61.6% del capital accionario, equivalente al 75% de las acciones, excluyendo los ADSs

        Precio a pagar en efectivo, en pesos equivalentes a US$ 0. 235294118 por acción, de acuerdo al dólar observado promedio de los 10 días previos a la expiración de la oferta en Chile

        Prorrata, en caso que las acciones ofrecidas vender superen 3.466,6 millones

        Oferta sujeta a las siguientes condiciones, entre otras:

        ofertas de venta por al menos la mayoria de las acciones de Gener modificacion de los estatutos para eliminar el limite de propiedad de 20%

        rechazo de la proposicion de TotalFinaElf en la junta del 28 de noviembre obtencion de financiamiento suficiente para pagar la adquisicion de las acciones en la oferta en Chile

        Venta a traves de un Remate a efectuarse en la Bolsa de Comercio de Santiago

        Oferta en EE.UU.

        Abierta a todos los tenedores de ADSs

        Tenedores de ADSs podrán canjear sus ADSs por acciones de AES

        Tenedores de ADSs recibirán el mismo precio que los accionistas chilenos

        Oferta sujeta, entre otras condiciones, al cierre de la oferta en Chile

        La oferta en EE.UU. se espera que cierre el siguiente día hábil después del Remate

        Todos los accionistas deben votar

        Para que tenga éxito la oferta de AES, los accionistas deben votar a favor de la modificación de estatutos y votar en contra de la proposición de TotalFinaElf.

        La proposición de TotalFinaElf puede ser aprobada por mayoría simple sobre un quorum de 51%. Es vital que asistan a la junta y voten en contra.

        La modificación de estatutos requiere la aprobación de 75% de las acciones con derecho a voto. Su voto es muy importante

        Oferta de AES vs. proposición de TotalFinaElf

        Oferta vs. precio histórico de Gener

        El precio de la oferta representa un 40% de premio respecto del precio de cierre promedio de los 10 dias bursatiles previos al anuncio

        Evolución de precio de Gener

        El IPSA ha rentado más que Gener en los últimos 2 años

        Flujo para el accionista de Gener

        Desempeño financiero de Gener

        Gener no ha tenido un buen desempeno en los ultimos anos, y en consecuencia no ha creado suficiente valor para sus accionistas

        Recomendaciones de analistas

Recomendacion	Fecha	Analista
SSB	Oct 2000	Underperform
DB	Sep 2000	Market Perform
DLJ	Ago 2000	Market Perform
FIT	Ago 2000	Sell
BSCH	May 2000	Underperform
WDR	Ene 2000	Sell
Larrain Vial	Ene 2000	Underperform

        Fuente: reportes de analistas

        1.    Introducción

        2.    The AES Corporation

        3.    Oferta de Adquisición de Acciones

        4.    Conclusión

        Conclusión

          AES ofrece a todos los accionistas la oportunidad de vender sus acciones de Gener con un premio
          Para que la transacción se lleve a cabo, los accionistas deben votar A FAVOR de la eliminación del límite de concentración 20%, y votar EN CONTRA de la proposición de TotalFinaElf

        Oferta de Adquisición
        de Acciones de Gener

        Noviembre de 2000